Exhibit 12

EQUISTAR CHEMICALS, LP

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Millions of dollars, except ratio data	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes	$614	$748	$276	$(339)	$(246)
Fixed charges:
Interest expense, gross	217	227	227	215	205
Portion of rentals representative of interest	35	34	31	35	42

Total fixed charges before capitalized interest	252	261	258	250	247
Capitalized interest	—	—	—	—	—
Total fixed charges including capitalized interest	252	261	258	250	247

Earnings (losses)	$866	$1,009	$534	$(89)	$1

Ratio of earnings (losses) to fixed charges (a)	3.4	3.9	2.1	—	—

(a)	In 2003 and 2002, earnings were insufficient to cover fixed charges by $339 million and $246 million, respectively.